INVEST IN **GHOST TOWN OATS**

# Made by baristas for everybody: redefining the culture of plant-based milk



PREMIUM OAT MILK
Nutrition Facts
Calories
140
Made by baristas

ghosttown.world Los Angeles CA

Retail | Food | B2C | Lifestyle | Female Founder

OVERVIEW | UPDATES 1 | WHAT PEOPLE SAY 124 | ASK A QUESTION 5

## Highlights

1. ✅ Founded by industry-leading baristas with over 40 combined years of coffee experience
2. 💥 Waitlist of over 100 coffee shops between the United States and Canada!
3. 🌱 A lifestyle-inclusive go-to-market strategy prioritizing quality, accessibility & approachability
4. Building a bridge between plant-based milk and overlooked communities

## Our Team



**Michelle Johnson** Co-Founder

Founder, The Chocolate Barista. 1st Black woman to qualify for US Barista Championship. Founder Gym Cohort 17 Grad. Two-time Re:Co Symposium Speaker. 2016 Sprudgie Award for the Outstanding Achievement in the Field of Excellence. 2018 Imbibe 75.

> Oat milk shouldn't remain "specialty" or "niche" in our opinion. It's benefits are just too good for that. So in five years, we want oat milk to reach total ubiquity. And we believe we'll be the ones to take it there.



**Ezra Baker** Director of Operations, Founding Partner

15 years of specialty coffee experience in business development, retail management, & operations. Licensed Q Arabica Grader. VP of Strategy, The Chocolate Barista. Co-host, No Free Refills podcast on Sprudge. 2018 Re:Co Symposium Fellow.



**Eric J. Grimm** Director of Relationships, Founding Partner

14 years in specialty coffee, 10 years dedicated to coffee event logistics & experiences. Co-runs Glitter Cat Barista. VP of Brand and Events at The Chocolate Barista. Two-time Sprudgie Award winner. 2022 Imbibe 75 for Glitter Cat Barista.

SEE MORE

## Oat milk for every block 🌱





Photo by Eric J. Grimm

> ***When you think of an oat milk drinker, who comes to mind?***

**We are Ghost Town Oats** and we're a team of coffee, tech, and food industry veterans and pioneers set on redefining the culture of oat milk. We're the world's first **Black, queer, and barista-owned** oat milk company, and we're changing the conversation around plant-based milk before it even hits store shelves.

We are known by baristas, business owners, and coffee enthusiasts alike for changing the culture of specialty coffee, and with the help of our community, **we're coming for plant-based milk.**

Many of the products we consume sell a specific lifestyle, and oat milk is no different. The connotation surrounding oat milk is closely tied to a class of society that has the means to center health & wellness in their lives. We see that as a **missed opportunity**—even superficially on a marketing level. What about the majority of us who are trying to do the best with what we can? As baristas, and baristas with identities are at the margins at that, we have a hospitality-forward mindset centered around meeting people where they are now. **Lifestyle inclusivity** is at the core of our company, so whether you're using our oat milk for coffee, cereal, or cooking, expect Ghost Town to fit in however makes the most sense to YOU!

> ***Bringing a product like Ghost Town Oats to the world feels like a tremendous opportunity for some amazing people to showcase exactly what years of professional development and engagement can produce.***
>
> ***The team behind Ghost Town Oats are dedicated to the [coffee] industry. It helps me feel more invested in it.***
>
> ***- Nicely Abel, Owner & co-CEO of Dayglow Coffee***

## A Barista-Owned Oat Milk Company: Why It Matters


NATIVE
REIGN



Photo by Eric J. Grimm

Baristas and coffee shops are incredibly influential in the widespread adoption of products like oat milk—we saw this with the rise of Oatly in 2016. It would be silly of us to diminish their role in our strategy and not keep them top of mind, especially as we're seeing a continued growth in Black people and people of color owning, operating, and frequenting cafes! And this is significant for us to note: communities of color are generally **more likely to experience lactose intolerance**, and **Black Americans are 2-3 times more likely to be vegan**.

There is another common denominator that drastically lowers the barrier to access of consumer goods next to coffee shops: convenience stores. Not every zip code has a grocery store within a reasonable distance and a reliable way to get there, but most have a gas station, 7-Eleven, bodega, or corner store nearby. So we're starting there. **This is our version of hospitality on a grander scale.**

> *Ghost Town Oats is bigger than oat milk. It speaks to the moment while leading a movement to heighten plant-based experiences and bring greater cultural and health values forward to our community.*
>
> *Honestly, anything led by Michelle Johnson is going to be exciting and worth paying attention to. This will be good for all of us.*
>
> *- Keba Konte, Founder of Red Bay Coffee*

## Meet Michelle



Photo by Justin Sisson

Michelle is a leading voice at the forefront of coffee culture, a trusted coffee industry expert, and the **first Black woman to qualify for the United States Barista Championships.**

Michelle first made a name for herself when she wrote about her experiences of being Black in specialty coffee on her website, **The Chocolate Barista**. Since then, The Chocolate Barista has grown into an unprecedented platform for Black coffee professionals and enthusiasts. Michelle is often credited with forging a path for Black baristas and coffee entrepreneurs, who had previously been voiceless and unseen as specialty coffee exploded in the US. Now her and her team's work with The Chocolate Barista has led to an even larger goal: to go beyond coffee and create a **more inclusive, vibrant culture** around plant-based milk with Ghost Town Oats.

> *I can't wait to see what this all-star team does to reimagine oat milk through*

> ***the lens of cultural awareness, immaculate taste, & community.***
>
> ***- Gefen Skolnick, Founder of Couplet Coffee***

## Our Progress So Far


Corey Hobbs
@chobberoni
I had the opportunity to try @GhostTownOats today via @michellerenee_j and it is perfect.
Smoother than cow milk.
Silkier than normal alt milks.
Sweeter than regular oat milk.

> ***- Corey Hobbs, Technical Product Manager at Zoom and angel investor***

Ghost Town Oats is produced by one of the **top manufacturing facilities in the country.** After a year of refining and iterating, we have finalized our formula and successfully completed our pilot trial run in January 2022. The inaugural Ghost Town Oats production run is scheduled for **Spring 2022.**

We agreed versatility and taste will take a product like oat milk from behind the bar into people's fridges at home. We worked closely with a team of senior food scientists to achieve an **all-in-one** oat milk that's **uniquely great in coffee,** and **everything else too.** The reception so far has been overwhelmingly positive, and we can't wait to start sharing it with everyone.

It's deliciously silky, subtly sweet, and steams *beautifully* for juicy latte art. Cereal lovers, rejoice! Ghost Town Oats + Honey Cheerios or Cinnamon Toast Crunch hits different. We've experimented with everything from pumpkin spice pancakes to grits and mac & cheese. Whether you're a full-blown vegan or still eat cheese and ice cream, **Ghost Town Oats is for everybody and everything.**

We truly feel the support of the coffee community ahead of this launch — our waitlist is at **100 coffee companies** in the US and Canada, currently. Discussions with premiere convenience store chains are ongoing, priming us for steady, exponential growth to increase our availability and generate revenue from the jump.


Micah Gause
just up thinkin about how when @GhostTownOats hits the shelves, I can start buying my oat milk from a black woman
the lemonade bitch screaming
Black Girls Drink
@BlackGirlsDrink
THIS IS EVERYTHING! Can't wait to taste and use this <3 <3 <3 Congrats Michelle and @GhostTownOats team!
michelle r. johnson
big emphasis on made by baristas twitter.com/GhostTownOats/...
Carolyn West (they/she)
YES my body is primed and READY
yours truly,
Send me some!!!
Dr. Hera
I gotta try it.
Mykel Mykel Motorbykel
I cannot wait to try @GhostTownOats it looks so good
IFY
Lemme taste!

We've also generated quite a bit of hype on Instagram and Twitter, watching our intended customers become early supporters in real-time, prior to launch.

> *'Be the change you want to see.'*
>
> ***Ghost Town Oats is breaking down the boundaries Black people have in the coffee industry. We can do anything and this company is proof of that! They've worked hard for this and I'm so proud. Simply I'm thrilled. I can't wait for this***

*to drop."*

*- Jeronica Macey, CEO & Co-Founder of Nirvana Soul Coffee*

## Our Five-Year Roadmap



**In Year One,** we formed Ghost Town Oats and formulated our oat milk.

**In Year Two,** we plan to:

🔹 Roll out nationwide in 100 retail coffee shops, including some of the top cafes in the country (not guaranteed)

🔹 Introduce Ghost Town Pantry Shops, an initiative to pivot the coffee shop into a neighborhood market for customers to pick up Ghost Town Oats and other necessary grocery items

🔹 Continue iterating on future formulas and packaging formats

**By Year Three and Four,** we'll:

🔹 Appear in select convenience store retailers and delivery services for pilot runs

🔹 Launch the Ghost Town Oats subscription service to bring oat milk to your doorstep *and* coffee shop on a recurring basis

🔹 Break ground on Ghost Town World HQ, a multi-use office space, tasting lab, and coffee training facility in Los Angeles, California

**By Year Five,** we'll:

🔹 Streamline our supply chain in an intentional way: by investing directly in Black American farmers to grow oats and help increase the chances of generational wealth

🔹 Launch in our first international market: our eyes are set on Australia and New Zealand 🐨

*Forward-looking projections cannot be guaranteed.*

> *"Michelle and her team have brought us along for the journey of bringing this brand into fruition, and I'm really excited to finally get to support and be a part of it."*
>
> *- Neichelle R. Guidry, Phd, Founder of Black Girl, Black Coffe*

## Fundraising Through Community

Our decision to raise our **first round of funding** through WeFunder is an intentional one. We're seeing a collective shift towards people wanting to invest their money through stocks, crypto, and most importantly, supporting the companies that align with their personal values in a meaningful way. WeFunder allows us to create an opportunity for **anyone**— not *only* accredited investors— to invest in us and become a part of the Ghost Town story in exchange for actual equity.

We truly believe in lowering the barrier to entry to accessing Ghost Town in every way possible, including through direct investment. Our success opens up a potential pathway to generational wealth, and that's the sort of impact we're hoping to make through oat milk.

> *"I can't think of a more exciting, innovative team than Ghost Town Oats. It's an honor to support the first Black-owned oat mylk brand!"*
>
> *- Umeko Motoyoshi, Founder of Umeshiso Spoons*